FORM U-3A-2

                  SECURITIES AND EXCHANGE COMMISSION
                          Washington, D. C.
           Statement by Holding Company Claiming Exemption
                          Under Rule U-3A-2
      from the Provisions of the Public Utility Holding Company
                             Act of 1935
                To be filed Annually Prior to March 1

              SOUTHERN INDIANA GAS AND ELECTRIC COMPANY

     hereby files with the Securities and Exchange Commission pursuant to Rule 2 its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

        1. Southern Indiana Gas and Electric Company ("SIGECO") is a combination gas and electric utility and wholly-owned subsidiary of SIGCORP, Inc. ("SIGCORP"), an investor owned holding company. SIGCORP was formed in 1995 under the laws of the State of Indiana by SIGECO. On January 1, 1996, SIGCORP became the parent of SIGECO, pursuant to a corporate reorganization plan and also became the parent of nonutility
     subsidiaries  formerly  owned  by  SIGECO.    SIGECO  serves
     customers in 10 southwestern Indiana counties.  Nonutility
     business   activities   are   conducted   under   separate
     subsidiaries.

        SIGECO is an operating public utility incorporated on June 10, 1912 under the laws of the State of Indiana. The Company is located in Evansville, Indiana and is engaged in the generation, transmission, distribution and sale of electricity and the purchase, transportation, distribution and sale of natural gas in southwestern Indiana. SIGECO owns approximately 33% of the outstanding common stock of Community Natural Gas Company, Inc. ("Community"), an Indiana corporation, which is a small Indiana gas distribution company with offices in Mt. Carmel, Illinois. Community conducts its business in southwestern Indiana.

        2. The principal generating facilities of SIGECO include the Culley Station with 406,000 kW of capacity and Warrick Unit No. 4 with 135,000 kW of capacity, both located in Warrick County near Yankeetown, Indiana; and the A. B. Brown Station with 500,000 kW of capacity, located in Posey County about eight miles east of Mt. Vernon, Indiana. These facilities include six coal-fired generating units and have a combined generating capacity of 1,041,000 kW.

        SIGECO's Broadway Gas Turbine Units, with a capacity of 115,000 kW, are located in Evansville, Vanderburgh County, Indiana. This generating facility is equipped to burn oil and/or natural gas. These units generally are used only for reserve, peaking or emergency purposes due to the higher unit cost per kilowatt hour of generation when using oil or gas as fuel.

        SIGECO's Brown Gas Turbine I, with capacity of 80,000 kW, is located at the A. B. Brown Station. The unit is fueled by natural gas, although fuel oil can also be used if gas is unavailable. The main function of the gas turbine is to generate adequate power during times of peak demand. However, it is also used to assist in maintaining voltage support on the west end of the system, and can be used to "black start" the Brown plant if a catastrophe should cause a partial or total system blackout.

        SIGECO also owns two gas fired turbine generating units with a capacity of 20,000 kW, which are used for peaking and emergency purposes only. These units are known as the Northeast Gas Turbine Units and are located northeast of Evansville, in Vanderburgh County, Indiana.

        SIGECO's transmission system consists of 823 circuit miles of 138,000 and 69,000 volt lines. The transmission system also includes 26 substations with an installed
     capacity  of  3,897,700  kilovolt  amperes.    The  electric
     distribution system includes 3,188 pole miles of lower voltage overhead lines and 211 trench miles of conduit containing 1,271 miles of underground distribution cables. The distribution system also includes 96 distribution substations with an installed capacity of 2,001,384 kilovolt amperes and 48,651 distribution transformers with an installed capacity of 2,159,957 kilovolt amperes.

        SIGECO owns and operates three underground gas storage fields with an estimated ready delivery from storage capability of 3.8 billion cubic feet of gas. The Oliver Field, in service since 1954, is located in Posey County, Indiana, about 13 miles west of Evansville; the Midway Field, in service since 1966, is located in Spencer County, Indiana, about 20 miles east of Evansville near Richland, Indiana; and, the Monroe City Field, in service since 1958, is located 10 miles east of Vincennes, Indiana.

        SIGECO's gas transmission system includes 131 miles of transmission mains, and the gas distribution system includes
     2,751 miles of distribution mains.

        The only utility property SIGECO owns outside of Indiana is approximately eight miles of 138,000 volt electric transmission line which is located in Kentucky and which interconnects with Louisville Gas and Electric Company's transmission system at Cloverport, Kentucky.

        Community is a small gas utility that has several noncontiguous service territories in southwestern Indiana. Much of its service territory is adjacent to or near the gas service territory of SIGECO. Community has 6,733 natural gas customers consisting of residential, commercial, industrial and public authority classes of service. Its gas distribution system includes approximately 470 miles of
     distribution  mains.    Community  has  no  underground  gas
     storage facilities.

        3. For the year ended December 31, 1998, SIGECO's retail and wholesale electric sales totaled 6,859,182,000 kWh, while its retail and transported gas sales totaled 28,964,771 Dth. SIGECO has no electric or gas retail sales outside the State of Indiana. For this same period, SIGECO had wholesale electric sales of 1,300,625,000 kWh to utilities and power marketers located outside the state of Indiana. SIGECO had no wholesale natural gas sales outside of Indiana, or at the state line. During 1998, SIGECO purchased 484,828,000 kWh of power from utilities and power marketers located outside the state of Indiana. For the year ended December 31, 1998, SIGECO's retail natural gas sales totaled 11,615,735 Dth and 17,349,036 Dth of natural gas was transported for end users for a total natural gas sold and transported of 28,964,771 Dth, all of which was distributed within the State of Indiana. For this same period, SIGECO had no gas wholesale sales. During 1998, SIGECO purchased for its system supply 12,949,575 Dth of natural gas, 100% of its requirements, from 35 natural gas suppliers.

        For the year ended December 31, 1998, Community's retail gas sales totaled 822,239 Dth, and no natural gas was transported for end users resulting in a total gas sold and transported of 822,239 Dth, all of which was distributed
     within  the  State  of  Indiana.    For  this  same  period,
     Community had no wholesale natural gas sales. During 1998, Community received for its system supply 844,564 Dth of natural gas from its four traditional pipeline suppliers,
     Texas   Gas   Transmission   Corporation,   Texas   Eastern
     Corporation, ANR Pipeline and Midwestern Gas. The gas purchased for its system was purchased through a broker.

        4. SIGECO does not hold any interest in an exempt wholesale generator or foreign utility company.

        Exhibit A: Consolidated statement of income and surplus of SIGECO for the year ended December 31, 1998, together with a consolidating balance sheet of SIGECO as of the close of such calendar year.

        Exhibit B: Financial data schedule.

        The above named Company has caused this statement to be duly executed on its behalf by its authorized officer on this 27th day of February, 1999.

     SOUTHERN INDIANA GAS AND ELECTRIC COMPANY


     By T. L. Burke
        T. L. Burke
        Treasurer

     ATTEST:

        L. K. Tiemann
        L. K. Tiemann
        Assistant Secretary

     The name, title and address of the officer to whom notice and correspondence concerning this statement should be addressed is:

        T. L. Burke
        Treasurer
        Southern Indiana Gas and Electric Company
        20 N.W. Fourth Street
        Evansville, Indiana  47741-0001



     Exhibit A
            1 of 3

     SOUTHERN INDIANA GAS AND ELECTRIC COMPANY
     Consolidating Trial Balance
     For Twelve Months Ending December 31, 1998


                                                       SIGECO
     ASSETS
     Utility Plant at cost:
      Electric                                         1,141,870
      Gas                                                150,136
     Accumulated Depreciation                           (593,901)
     Cwip                                                 24,306
     Investment in Subsidiaries
     Investments in leveraged leases
     Investments in partnerships
     Funds held by Trustee                                 4,300
     Nonutility property & other                           1,577
     Cash and cash equivalents                               512
     Cash - Restricted
     Temporary investments
     Receivables, net                                     49,942
     Notes receivable from assoc. co.                          6
     Fuel (coal and oil)                                  15,701
     Materials and supplies                               15,063
     Allowance Inventory                                   5,133
     Gas in underground storage                           10,762
     Other current assets                                  9,546
     Unamortized def. return on ABB#2
     Unamortized prem. on reacq. debt                      4,705
     Post-retire. ben. oblig. oth. than pensions           2,764
     Accum Deferred Income Taxes
     Def Tax Asset-FASB109
     Other deferred charges                               39,490
                                                         881,912


             2 of 3
     Exhibit A

     SOUTHERN INDIANA GAS AND ELECTRIC COMPANY
     Consolidating Trial Balance
     For Twelve Months Ending December 31, 1998


                                                       SIGECO
     SHAREHOLDERS' EQUITY AND LIABILITIES
     Common Stock                                       (78,258)
     Additional paid-in capital
     Retained Earnings                                 (241,924)
     Treasury stock
     Cumulative preferred stock                         (18,590)
     Cumulative special preferred stock                    (808)
     Long-term debt less current mat.                  (169,762)
     Long-term Partnership Obligations
     Current por. of adj. rate p. c. bonds              (53,700)
     Notes payable                                      (50,759)
     Maturing long-term debt                            (45,000)
     Maturing Partnership Obligations
     Accounts payable                                   (28,127)
     Notes payable to Assoc. Company                    (14,930)
     Dividends payable                                     (120)
     Accrued taxes                                       (4,772)
     Accrued interest                                    (4,676)
     Refunds to customers                                (2,156)
     Other accrued liabilities                          (18,544)
     Accumulated deferred income taxes                 (118,147)
     Accumulated deferred ITC                           (18,801)
     Regulatory liability - FAS 109
     Post-retire. ben. oblig. oth. than pensions        (11,337)
     Other                                               (1,501)
                                                       (881,912)



            3 of 3
     Exhibit A

     SOUTHERN INDIANA GAS AND ELECTRIC COMPANY
     Consolidating Trial Balance
     For Twelve Months Ending December 31, 1998

                                                       SIGECO
     INCOME STATEMENT
      Operating Revenues
       Electric                                        (297,865)
       Gas                                              (66,801)
       Energy services
       Other
      Fuel for electric generation                       68,849
      Purchased electric energy                          20,762
      Cost of gas sold                                   39,627
      Cost of energy services revenues
      Cost of other revenues
      Other operation expenses                           56,001
      Maintenance                                        37,398
      Depreciation and amortization                      42,401
      Federal and state inc. tax.                        25,035
      Property and other taxes                           12,591
      AFUDC (other)                                          73
      Interest income                                      (340)
      Other, net                                           (489)
      Interest expense on long-term debt                 17,376
      Amort. of prem., disc. & exp on debt                  690
      Other interest expense                              2,615
      AFUDC (borrowed)                                   (1,465)
     Preferred dividend requirement                       1,095
      NET INCOME                                        (42,447)

     EXHIBIT B



     Item No.  Caption Heading                (in thousands)

      1.  Total Assets                       $ 881,912
      2.  Total Operating Revenues           $ 364,666
      3.  Net Income                         $  42,447